THOMPSON PLUMB FUNDS, INC

GROWTH FUND
MIDCAP FUND
BOND FUND

January 22, 2010

Important Notice Regarding Change in Investment Policy

The Board of Directors of Thompson Plumb Funds, Inc. has approved a change relating to the investment policy of the MidCap Fund. This change relates to the definition of medium-sized companies used by the MidCap Fund. Currently, the Fund invests, under normal circumstances, at least 80% of its net assets in common stocks of medium-sized companies with market capitalizations at the time of purchase between $1.0 billion and $12.0 billion. The change approved by the Board of Directors provides that the MidCap Fund will invest, under normal circumstances, at least 80% of its net assets in common stocks of medium-sized companies that fall within the 12-month average of the capitalization ranges of stocks in the Russell Midcap Index, the Fund's benchmark. The Fund has included language incorporating this revised policy in an amendment to its registration statement which it recently filed with the SEC. Absent any further refinement to this revised policy which the Fund may make in response to comments the SEC might provide, this revised policy will take effect on March 31, 2010, concurrent with SEC effectiveness to the Fund's registration statement. Until then, we will continue to follow the current policy.

This average of the capitalization ranges of stocks in the Russell Midcap Index is updated monthly. Although market capitalizations are constantly changing, as of December 31, 2009, the capitalization range of the Russell Midcap Index ranged from approximately $26 million to $15.5 billion. For that reason, the Board of Directors determined to modify the range of companies that fall within the MidCap Fund's definition of medium-sized companies to more closely align this investment policy of the MidCap Fund with its benchmark.

You should read this notice in conjunction with the Prospectus and Statement of Additional Information, each dated March 31, 2009. These documents provide information that you should know about the Fund before investing, and are available upon request and without charge by calling the Fund toll-free at 1-800-999-0887.